UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release : **Granting of Option Awards to Directors and Company Secretary of AngloGold Ashanti**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

14 March 2013

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company under the AngloGold Share Incentive Scheme to directors and company secretary.

Date of notification   :   14 March 2013

Date of grant   :   13 March 2013

Key terms of the awards as approved by shareholders on 11 March 2013:

Bonus Share Plan (BSP): The executives' BSP cash bonus are matched at 150% with share options which provides for vesting of awards in two trenches, 50% after 12 months and the remaining 50% after 24 months.

Long-Term Incentive Plan (LTIP): The executives are awarded LTIP's at 140% of the annual basic salary and they vest after three years from the date of grant, to the extent that the performance conditions, under which the awards were granted, are met.

Share Retention Bonus (SRB): The SRB is a performance based plan awarded to executives at 60% of their base pay as at 1 January 2013. The shares will vest at the end of August 2014, subject to performance conditions.

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Strike price	NIL cost to participant in accordance with the rules of the above plans
Market value per award at date of grant	R226.46
Class of security	Awards to acquire ordinary shares
Type of interest	Direct beneficial

NAME	BSP	LTIP	60% Retention Awards	Total Awards	Total Value of Awards
S Venkatakrishnan (*Executive Director*)	17 071	55 271	23 687	96 029	21 746 727.34
AM O'Neill (*Executive Director*)	17 788	74 054	31 737	123 579	27 985 700.34
ME Sanz Perez (*Company Secretary*	5 497	28 413	12 177	46 087	10 436 862.02
	40 356	**157 738**	**67 601**	**265 695**	**60 169 289.70**

JSE Sponsor: UBS Limited

ENDS

Contacts

Media	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors

Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 14, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary